FORM 11-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

   (Mark One)

☒            ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number:  1-13923

Wausau Paper Corp. Savings and Investment Plan

(Full title of the plan and the address of the plan, if different from the issuer named below)

Wausau Paper Corp.

100 Paper Place

Mosinee, WI 54455-9099

(Name of issuer of the securities held pursuant to the plan

and the address of its principal executive office)

WAUSAU PAPER CORP. SAVINGS
AND INVESTMENT PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006	2

Statements of Changes in Net Assets Available for Benefits for the
Years Ended December 31, 2007 and 2006	3

Notes to Financial Statements	4–10

SUPPLEMENTAL SCHEDULE –

Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)
as of December 31, 2007	11

All other schedules required by Section 2520.103–10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

-i-

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants

of the Wausau Paper Corp.

Savings and Investment Plan

Mosinee, Wisconsin

We have audited the accompanying statements of net assets available for benefits of Wausau Paper Corp. Savings and Investment Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

WIPFLI LLP

June 13, 2008

Wausau, Wisconsin

WAUSAU PAPER CORP. SAVINGS
AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2007 AND 2006

	2007	2006

ASSETS
Investments	$ 220,463,484	$ 202,409,676

Receivables:
Employer	58,971	62,370
Participants	252,433	243,212
Accrued income	174,554	170,535

Total receivables	485,958	476,117

TOTAL ASSETS	220,949,442	202,885,793

LIABILITIES
Excess contributions payable	31,783	140,134
Pending trades	156,269	176,962

NET ASSETS AVAILABLE FOR BENEFITS AT
FAIR VALUE	220,761,390	202,568,697

Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	495,318	440,388

NET ASSETS AVAILABLE FOR BENEFITS	$ 221,256,708	$ 203,009,085

See notes to financial statements.

WAUSAU PAPER CORP. SAVINGS
AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006

ADDITIONS
Net appreciation in fair value of investments	$ 11,738,183	$ 16,572,929
Contributions:
Employer	2,878,023	2,690,802
Participant	11,098,688	10,744,179
Participant rollovers	753,188	484,470

Total contributions	14,729,899	13,919,451

Interest income	2,404,404	2,151,682
Dividend income	1,342,924	841,147

Total additions	30,215,410	33,485,209

DEDUCTIONS
Benefits paid to participants	11,868,981	16,137,060
Refund of excess contributions	36,369	140,134
Investment advisory and management fees	62,437	86,857

Total deductions	11,967,787	16,364,051

NET INCREASE	18,247,623	17,121,158

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	203,009,085	185,887,927

End of year	$ 221,256,708	$ 203,009,085

See notes to financial statements.

WAUSAU PAPER CORP. SAVINGS

AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

1.

PLAN DESCRIPTION

The following brief description of the Wausau Paper Corp. Savings and Investment Plan (the “Plan”) is provided for general information purposes only.  The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and Section 401 of the Internal Revenue Code (“IRC”).  Participants should refer to the Plan document, as amended, for more complete information.

An employee initially becomes eligible to participate at times varying from one day of service to 120 days of service, depending upon the employee’s classification and his or her employment date.

General—The Plan was established on January 1, 1988.  It is a defined contribution plan that covers all full-time salaried, non-union hourly and all collectively bargained common law employees of Wausau Paper Corp. and its subsidiaries (the “Company”).

Contributions—Participants are allowed to contribute up to 50% of their gross annual compensation, as defined in the Plan document, subject to certain statutory limitations.

The Plan allows participants to rollover distributions from another employer’s retirement plan or an annuity contract as contributions, subject to certain restrictions.  Participants may deposit any portion of a distribution that has not been taxed, provided the deposit is eligible for rollover under the IRC.  These deposits are not subject to the contribution limitations under the IRC.  The Company does not match these contributions.

Non-Bargained Employees—The Company currently matches non-bargained participant contributions at a rate of $0.50 for every $1.00 contributed on the first 3% and $0.35 for every $1.00 contributed on the second 3%, up to 6% of a participant’s annual compensation as defined in the Plan.

The Plan allows the Board of Directors to determine a discretionary matching contribution to be made for participants employed on the last day of the year or who terminated employment during the year due to death, retirement on or after attainment of age 55, or disability.  There were no discretionary matching contributions for the years ended December 31, 2007 and 2006.

Bargained Employees—The Company matching contribution differs by collective bargaining unit.  Bargained employees of certain collective bargaining units do not receive a matching contribution while other employees receive a matching contribution.

The maximum matching contribution of any collective bargaining unit was $2.11 per $1.00 contributed up to 3% of a participant’s annual gross compensation.

Participant Accounts—Individual accounts are maintained for each of the Plan’s participants to reflect the participant’s contributions and related employer contributions, as well as the participant’s share of the Plan’s income and any related administrative expenses.  Allocations are based on the proportion that each participant’s account balance has to the total of all participants’ account balances.

Investment Options—The Plan allows participants to direct the investment of all contributions and related earnings among various mutual funds, various pooled equity and fixed income funds and a Company common stock fund consisting of common stock of the Company and short-term, interest bearing instruments.

Allocation of Investment Income (Loss)—Each participant’s account is allocated investment income (loss) based upon the specific investment options chosen and in the proportion that an individual participant’s account balance bears in relation to total account balances under the Plan.

Vesting—Participants are fully vested in their salary deferral and rollover contributions plus earnings/losses thereon.  Vesting in the Company’s matching contributions plus actual earnings/losses thereon is based on years of service and the participant’s employment status as either non-bargained or bargained.

Non-bargained participants are fully vested in the Company’s contributions after three years of vesting service, or at the rate of 33 ⅓% per year of service.  Bargained participants vest in the Company’s matching contributions according to varying vesting schedules depending on the terms of the applicable collective bargaining agreement.  A year of vesting consists of a calendar year in which an employee works a minimum of 1,000 hours for the Company.

Participant contributions and earnings thereon, rollover contributions, and vested Company contributions and earnings thereon may be withdrawn for any reason after a participant reaches age 59 ½ or at any age if a participant demonstrates financial hardship.  Financial hardship withdrawals are subject to government regulation and may be subject to a 10% penalty.

Payment of Benefits—On termination of service due to death, disability, or retirement, the vested portion of a participant’s account is payable to the participant, or a named beneficiary, based on the participant’s elected payment method.  The payment options available are lump-sum or periodic payments.  A nontransferable annuity optional form of benefit was available prior to October 1, 2002.

Forfeitures—Plan forfeitures arise as a result of participants who terminate service with the Company before becoming fully vested in the Company’s contribution.  These forfeitures are used to reduce future Company contributions.  The amount of forfeitures available at December 31, 2007 and 2006 was $404,656 and $426,581, respectively.  During the year ended

December 31, 2007, employer contributions were reduced by $68,437 from forfeited nonvested accounts.

Participant Loans—Participants may borrow from their accounts.  Loan transactions are treated as a segregated investment of the participant’s accounts.  Loan terms range from one to five years or longer if for the purchase of a primary residence.  Loans may not exceed the lesser of 50% of the participant’s account balance or $50,000, and are secured by the balance in the participant’s account.  The loans bear interest at a rate commensurate with local prevailing rates as determined from time to time by the Company’s employee benefits committee.  Interest rates on existing loans range from 4.00% to 9.00% at December 31, 2007.  Principal and interest are paid ratably through payroll deductions.  Upon termination of employment, outstanding balances become due and payable to the Plan, unless the borrower elects to continue making repayments in accordance with the promissory note evidencing the loan.

Plan Expenses—Administrative expenses charged by the third party administrator and all other expenses incurred in conjunction with the Plan are paid by the Company.  Investment advisory and management fees are allocated proportionately to Plan participants based on their respective account balances.  Loan fees are charged directly to the participant’s account against the investment option for which the loan was originally charged.

Plan Termination—Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA.  Upon termination of the Plan, all account balances of the participants become fully vested.  The account will be held under the Plan and continue to accrue investment earnings until all vested benefits have been distributed according to the terms of the Plan.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Benefits—Benefits are recorded when distributed.  The amount of benefit payments requested in 2007 that were distributed in 2008 was $161,651.  There were no distributions requested in 2006 that were distributed in 2007.

Investment Valuation and Income Recognition—The Plan’s various mutual fund and company stock investments are carried at fair value which represents the quoted market values of the underlying investments on the last business day of the plan year including current income and investment expenses.  Investments in common/collective trusts are valued at fair value based on the market value of the underlying investments.  Loans are stated at their unpaid principal balances.  Securities transactions are accounted for on the trade-date basis (the date the order to buy or sell is executed).

As described in Financial Accounting Standards Board Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and

Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because the contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  As required by the FSP, the Statements of Net Assets Available for Benefits present the fair value of the M&I Stable Principal Fund investment contract, as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value.  The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.  Accordingly, the investments as of December 31, 2007 and 2006, have been decreased by $495,318 and $440,388, respectively, to reflect fully benefit-responsive investment contracts as fair value with a corresponding adjustment from fair value to contract value for fully benefit-responsive investment contracts.

Gains or losses on security transactions are recorded as the difference between proceeds received and the carrying value of the investments.  Interest income is recognized on the accrual method, and dividend income is recorded on the ex-dividend date.

Net appreciation and depreciation in fair value of investments on the statements of changes in net assets available for benefits includes both unrealized appreciation or depreciation and realized gains and losses.  Interest and dividends are identified separately.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein.  Actual results could differ from those estimates.

Risks and Uncertainties—The Plan utilizes various investment instruments, including mutual funds, company stock investments, and investment contracts.  Investment securities are exposed to various risks including but not limited to, interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term.

Recent Accounting Pronouncements—In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”).  SFAS 157 defines fair value, sets out a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements of assets and liabilities.  SFAS 157 applies under other accounting pronouncements previously issued by the FASB that require or permit fair value measurements, and is effective for fiscal years beginning after November 15, 2007.  We do not expect the adoption of SFAS 157 to have a material effect on the financial statements.

3.

INVESTMENTS

The following represents a summary of the fair value of investments at December 31, 2007 and 2006.  Investments that individually represent 5% or more of the Plan’s net assets available for benefits are separately identified.

	Asset Fair Value
	2007	2006
INVESTMENTS AT FAIR VALUE DETERMINED
BY QUOTED MARKET PRICE
Northern Capital Management Fund, *
0 and 1,808,232 shares, respectively	$ –	$ 21,408,711

Wausau Paper Corp. common stock *	5,771,808	5,637,434

Common/collective trusts*	13,689,728	12,901,508

Registered investment companies:
American Growth Fund of America,
438,443 and 420,733 shares, respectively	14,907,068	13,652,792
Artisan International Fund,
763,259 and 648,408 shares, respectively	22,806,173	18,797,345
Brandywine Blue Chip Fund,
627,040 and 558,811 shares, respectively	22,128,247	17,714,294
Davis NY Venture Fund,
316,778 and 310,703 shares, respectively	12,674,275	11,968,296
Vanguard Institutional Index Fund,
107,547 and 0 shares, respectively	14,426,346	-
Vanguard 500 Index Fund,
12 and 106,602 shares, respectively	1,322	13,921,114
Royce Opportunity Fund,
930,652 and 945,929 shares, respectively	10,255,783	12,126,814
Oakmark Equity & Income Fund,
957,389 and 0 shares, respectively	25,734,611	–
Other	25,015,298	26,997,024

Total registered investment companies	147,949,123	115,177,679

INVESTMENTS AT ESTIMATED VALUE
Participant loans*	4,016,367	3,685,954

INVESTMENTS AT CONTRACT VALUE
Investment contracts between financial institutions―
Common/collective trust-
M&I Stable Principal Fund,*
49,531,776 and 44,038,778 shares, respectively	49,531,776	44,038,778

TOTAL INVESTMENTS	$ 220,958,802	$ 202,850,064

*Party-in-interest

During 2007 and 2006, the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

	Net Change in
	Fair Value
	2007	2006
INVESTMENTS AT FAIR VALUE DETERMINED
BY QUOTED MARKET PRICE:
Northern Capital Management Fund	$ 737,947	$ 956,273
Wausau Paper Corp. common stock	(2,272,306)	1,427,529
Common/collective trusts	866,439	1,266,950
Registered investment companies	12,406,103	12,922,177

	$ 11,738,183	$ 16,572,929

4.

INVESTMENT CONTRACT

In 2007 and 2006, the Plan maintained a fully benefit-responsive investment contract (the “Fund”) with Marshall & Ilsley Trust Company (“M&I”).  Contributions are maintained in a pooled account.  The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses charged by M&I.

As described in Note 2, because the Fund is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the Fund.  Contract value, as reported by M&I, represents contributions made under the contract plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  The Fund could be limited in its ability to transact with issuers at contract value if the Fund raises its risk profile or is subjected to an extended period of significant cash outflow.  M&I maintains strong risk parameters and works with its issuers before any risk parameter changes are contemplated.  The Fund maintains cash, internal cashflow and a maturity ladder of investments to offset cash withdrawals.  Further, the Fund manager may limit withdrawals in order to maintain sufficient liquidity.  Therefore, the probability of the Fund losing its access to contract value transactions is remote.

All issuer transactions are guaranteed at contract value unless the Fund is found to have acted negligently, fraudulently or with intent to mislead the issuer.

The average yield and crediting interest rates on the contract were 4.58% and 4.66%, respectively, for the year ended December 31, 2007 and 4.47% and 4.99%, respectively, for the year ended December 31, 2006.  The basis and frequency of determining the crediting interest rate is done on a daily basis.  There were no guarantees or limitations on the contract at December 31, 2007 and 2006.

5.

FEDERAL INCOME TAX STATUS

The Internal Revenue Service  has determined and informed the Company by a letter dated July 18, 2003, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code (“IRC”).  The Plan has been amended since receiving the determination letter.  However, the plan administrator and Plan’s benefits counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.  Therefore, they believe the Plan is qualified and the related trust is tax-exempt as of the financial statement date.

6.

RELATED PARTY TRANSACTIONS

The Plan invests in Wausau Paper Corp. common stock.  In addition, certain plan investments represent shares of mutual funds and collective trust funds managed by the trustee.  These transactions are considered party-in-interest transactions.  These transactions are not, however, considered prohibited transactions under ERISA regulations.  Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

******

WAUSAU PAPER CORP. SAVINGS
AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4I — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2007
		(c)
	(b)	Description of Investment Including		(e)
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest, Collateral,	(d)	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Cost	Value

*	Marshall & Ilsley Trust Company	Wausau Paper Corp. Common Stock
		–Wausau Paper Corp. Common Stock Fund	**	$ 5,771,808
*	Marshall & Ilsley Trust Company	Common/collective trust
		–M&I Target Retirement – 2010 Fund	**	5,163,477
*	Marshall & Ilsley Trust Company	Common/collective trust
		–M&I Target Retirement – 2030 Fund	**	4,970,528
*	Marshall & Ilsley Trust Company	Common/collective trust
		–M&I Target Retirement – 2050 Fund	**	3,555,723
*	Marshall & Ilsley Trust Company	Common/collective trust
		–M&I Stable Principal Fund	**	49,531,776
	Kinder Morgan Management LLC	Common stock
		–Kinder Morgan Management LLC	**	39
	AIM Small Cap Growth Fund	Registered investment company
		–AIM Small Cap Growth Fund	**	2,002,807
	Artisan International Fund	Registered investment company
		–Artisan International Fund	**	22,806,173
	American Growth Fund	Registered investment company
		–American Growth Fund	**	14,907,068
	Brandywine Blue Chip Fund	Registered investment company
		–Brandywine Blue Chip Fund	**	22,128,247
	Davis New York Venture Fund	Registered investment company
		–Davis New York Venture Fund	**	12,674,275
	Fidelity Advisor Equity Income Fund	Registered investment company
		–Fidelity Advisor Equity Income Fund	**	6,373,180
	Calamos Growth Fund	Registered investment company
		–Calamos Growth Fund	**	9,323,286
*	Marshall Mid Cap Value Fund	Registered investment company
		–Marshall Mid Cap Value Fund	**	5,831,171
	Oakmark Equity & Income Fund	Registered investment company
		–Oakmark Equity & Income Fund	**	25,734,611
	Royce Opportunity Fund	Registered investment company
		–Royce Opportunity Fund	**	10,255,783
	Vanguard Institutional Index Fund	Registered investment company
		–Vanguard Institutional Index Fund	**	14,426,346
	Vanguard 500 Index Fund	Registered investment company
		–Vanguard 500 Index Fund	**	1,322
	Dodge & Cox International Fund	Registered investment company
		–Dodge & Cox International Fund	**	1,484,815
*	Various Participants	Participant loans (maturing 2008-2020 at
		interest rates of 4.0%–9.0%)		4,016,367
	Total assets (held at end of year)			$ 220,958,802

	*Party-in-interest
	**Cost information is not required for participant-directed investments and therefore is not included

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator of the Wausau Paper Corp. Savings and Investment Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WAUSAU PAPER CORP.

EMPLOYEE BENEFITS COMMITTEE

DATE:  June 16, 2008

By:  STUART R. CARLSON

Stuart R. Carlson

Chairman

EXHIBIT INDEX

to

FORM 11-K

of

WAUSAU PAPER CORP.

SAVINGS AND INVESTMENT PLAN

for the year ended December 31, 2007

Pursuant to Section 102(d) of Regulation S-T

(17 C.F.R. §232.102(d))

Exhibit 23.1

Consent of Wipfli LLP